UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

EXTERRAN HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33666	74-3204509
(State or Other Jurisdiction of	(Commission File Number)	(I.R.S. Employer
Incorporation or Organization)		Identification No.)

16666 Northchase Drive
Houston, Texas	77060
(Address of principal executive offices)	(Zip Code)

Roderick Hardie                                                 281-836-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01                                           Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Exterran Holdings, Inc. is a global market leader in the full-service natural gas compression business and a premier provider of operations, maintenance, service and equipment for oil and natural gas production, processing and transportation applications. We operate in three primary business lines: contract operations, aftermarket services and fabrication. As part of our fabrication business line, we manufacture products that contain gold, tantalum, tin and tungsten (collectively, “3TG materials”) and are required to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Accordingly, in compliance with Rule 13p-1, we are filing this Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as Exhibit 1.02 hereto, and have contemporaneously posted this Form SD and the Conflict Minerals Report on our website at www.exterran.com.

Item 1.02                                           Exhibit

The Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.02 to this Form SD.

Item 2.01                                           Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXTERRAN HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Kenneth R. Bickett
Kenneth R. Bickett
Vice President and Controller